EXHIBIT 99.3

RADVISION
Press Release

Corporate Contact:	Media Relations:	Investor Relations:
Adi Sfadia	Robert Romano	June Filingeri
Chief Financial Officer	VP Enterprise Marketing	Comm-Partners LLC
Tel: +1 201-689-6340	Tel: +1 512-328-4617	Tel: +1 203-972-0186
cfo@radvision.com	rromano@radvision.com	junefil@optonline.net

RADVISION LAUNCHES FIRST APPLE IPAD CONTROL APPLICATION FOR VIDEO CONFERENCING ROOM SYSTEMS

SCOPIA Control Adds Intuitive Multi-Touch Control to SCOPIA XT1000 HD Room System Enabling Extremely Simple to Use HD Video Conferencing

BOSTON Wainhouse Research Collaboration Summit and TEL AVIV, July 20, 2010 – RADVISION® Ltd. (Nasdaq: RVSN), a leading technology and end-to-end solution provider for unified visual communications including video network infrastructure, developer tools and high definition (HD) room, desktop and mobile video conferencing systems, today announced SCOPIA Control for the SCOPIA XT1000 HD room system, the first Apple® iPad™ application for control of video conferencing room systems.

SCOPIA Control provides a highly intuitive user interface for the recently introduced SCOPIA XT1000 HD video conferencing room system.  The learning curve for using a video conferencing system is virtually eliminated with the SCOPIA Control application.  First time users can initiate calls, control their video conferencing systems and moderate meetings without any training or introduction.

“Many enterprise video conferencing users are intimidated with the need to navigate multiple user interfaces using a variety of remote controls or traditional A/V control panels,” said Andrew W. Davis, Senior Partner at Wainhouse Research.  “RADVISION’s choice of providing a consistent user interface running on the readily available and extremely easy to use iPad is a great decision.  Many users will be already familiar with the device and will be naturally drawn to the iPad to initiate and control their conference.”

Leveraging the revolutionary iPad with its large screen, excellent graphics and Multi-Touch™ user interface provides an outstanding platform for SCOPIA Control.  Apple’s iPad has been already proven a success, shipping three million units in just 80 days of its introduction with continued fast growth of its installed base.  Utilizing the iPad provides a cost effective control application that does not require an expensive, proprietary device.  With the iPad form factor being completely wireless, it also eliminates the conference room clutter provided with other video conferencing control devices.

Key benefits of SCOPIA Control:

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Easily Join Meetings – join meetings from the integrated conference room calendar with a single click.  Through the intuitive touch screen interface of the iPad, place calls, access a corporate directory and previously placed calls with no directions required.

▪	Invite Other Participants – easily add additional participants to a meeting by accessing a corporate directory.

▪	SCOPIA XT1000 Room System Control – mute microphones, select video sources, control near-end and far-end PTZ cameras and start presenting.

▪
Meeting Moderation – moderate meetings easily through the meeting participants list, mute the microphones of other participants, stop their cameras or even disconnect other participants.  Change the video layout and choose the number of other attendees each participant sees.  Also start or pause conference recording or streaming, lock the meeting, and extend or end the meeting.

▪
Advanced Data Collaboration – view presentations, spreadsheets, documents and images shared in a video conference with H.239 interoperable data collaboration. Immediately review previously shared data and catch-up from a late arrival, or spend additional time on critical points in materials presented without disturbing other conference participants.

“Traditionally, joining a conference, controlling the endpoint and moderating the conference have all had different user interfaces on different devices.  This has made participating in a video conference complicated and users are asking for easier ways to manage their total video conferencing user experience,” said Roberto Giamagli, General Manager, Networking Business Unit for RADVISION.  “With SCOPIA Control, all aspects of joining, participating and managing a meeting are presented in a consistent and elegant interface on the iPad.  It’s so simple to use, that once users try SCOPIA Control they will never want to go back to the standard remote again.”

RADVISION’s new SCOPIA Control application for the Apple iPad will be available in September.  SCOPIA Control along with the SCOPIA XT1000 HD room system will be demonstrated at the Wainhouse Research Collaboration Summit in Boston, July 20 - 21.

About RADVISION

RADVISION (Nasdaq: RVSN) is the industry’s leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video communications solutions and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless – for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.

Apple® iPad™ and Multi-Touch™ are trademarks of Apple Inc., registered in the U.S. and other countries.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, our ability to integrate the Aethra video assets into our product offerings, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION’s filings with the Securities Exchange Commission, including RADVISION’s Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

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